

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 6, 2009

Via U.S. mail and facsimile

Mr. Brian R. Gamache
Chairman of the Board and Chief Executive Officer
WMS Industries Inc.
800 South Northpoint Blvd.
Waukegan, IL 60085

RE: Form 10-K for the year ended June 30, 2009
Form 10-Q for the period ended September 30, 2009
Definitive Proxy Statement on Schedule 14A filed October 27, 2009
File No. 001-08300

Dear Mr. Gamache:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2009

Business

General, page 2

1. We note the disclosure in the fourth bullet point of your risk factor entitled "Our business is subject to political, market and financial risks:" on page 27; but your Form 10-K omits a discussion about compliance with laws and regulations regarding

environmental matters. In future filings, please expand your disclosure related to information contained in subparagraph (c)(1)(xii) of Item 101 of Regulation S-K, to the extent that such information is material.

2. In future filings, please provide in this section the information required by Item 101(d) of Regulation S-K, or provide a cross-reference if this information is located elsewhere in your Form 10-K. In this regard, we note the disclosure in note 15 to your financial statements.

Patent, Trademark, Licenses, Copyright and Product Protection, page 16

3. In future filings, please disclose the duration of the intellectual property rights discussed in this section. Refer to Item 101(c)(iv) of Regulation S-K. In addition, please disclose, to the extent applicable, whether the expiration of any individual right or group of rights in the near future may have a material impact on your business. Please also comply with this comment with respect to the section entitled "Brand Licenses and Technology" on page 16, including providing the expiration date of licenses that are tied to the term of a patent.

4. We note the disclosure in the third sentence of the first paragraph regarding the two licenses used in substantially all of your products. In future filings, please identify the licensors and briefly describe the material terms of the agreements relating to these licenses, or provide a cross-reference if this information is located elsewhere in your Form 10-K. For example, we note the disclosure regarding licenses in the section entitled "Brand Licenses and Technology" on page 16. Please also confirm that the agreements relating to these licenses are filed as exhibits to the Form 10-K.

Brand Licenses and Technology, page 16

5. It does not appear that the license agreements referenced in the fifth and last paragraphs of this section are filed as exhibits to the Form 10-K. Please advise or revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal Year Ended June 30, 2009 Compared to Fiscal Year Ended June 30, 2008, page 46

6. You disclose on page 7 that four of your licensing agreements have either expired as of June 30, 2009 or will expire by December 31, 2009 in some of your markets. To the extent material, please revise your future filings to quantify the impact that the expiration of these agreements had or will have upon to your revenues and gross profit for both the periods presented in your filing and future periods as applicable. Please show us in your supplemental response what your revisions to future filings will look like.

7. You disclose on page 48 that you experienced a $3.2 million increase in excess and obsolete inventory charges as you transitioned to the new *Bluebird 2* gaming machine. However, notwithstanding the increase as a result of *Bluebird 2*, we also note from your disclosures on page F-20 that your total inventory write-downs as a percentage of average inventory balances have increased significantly from 2007 to 2009. Please revise your MD&A in future filings to address both the reasons for inventory write-downs in total and why write-downs as a percentage of inventory appear to be trending upward. Please show us in your supplemental response what your revisions to future filings will look like.

Liquidity and Capital Resources, page 56

8. Please revise both your MD&A and financial statement footnotes in future filings to clarify whether you are required to comply with the financial covenants under your credit facility during periods in which you have no outstanding borrowings. If you are still required to comply with the financial covenants when you have no outstanding borrowings, please revise your future filings to disclose if you have complied with your covenants as of the end of your most recent period presented. Please show us in your supplemental response what your revisions to future filings will look like.

9. Please revise your MD&A in future filings to provide more enhanced disclosure regarding the extended payment plans offered to your customers and the implications of these extended payments plans to your financial statements. Please show us how you will revise your MD&A in future filings to address the following:

- Identify the periods during which you offered extended payment terms;
- Describe how the offering of these terms has favorably impacted sales in one quarter and possibly negatively impacted, or will negatively impact, the next quarter's sales;
- Discuss how cash flows in the current and future quarters have been or will be impacted by the extended payment terms; and
- Explain the extent to which the $3.6 million increase in bad debt expense during fiscal 2009 was attributable to customers who were on extended payment plans.

Please ensure that your revised disclosures provide quantification where possible so that investors are able to determine the extent to which these extended terms affected your operating results and cash flows.

Exhibits, Financial Statement Schedules, page 66

General

10. Please be advised that no document on file with the Commission for more than five years may be incorporated by reference, subject to certain limited exceptions. Refer to Item 10(d) of Regulation S-K. We note that exhibit 3.1 has been on file with the Commission for more than five years and does not appear to satisfy any of the exceptions listed in Item 10(d). Please advise or revise accordingly in future filings.

Exhibit 31 –Certifications of Chief Executive Officer and Chief Financial Officer

11. In future filings please remove the chief executive officer and chief financial officer's title in the introductory line to each 302 certification. In this regard, Item 601(b)(31) of Regulation S-K requires that the certification must be provided exactly as stated therein. Also refer to SEC Release No. 33-8124 dated August 29, 2002 and SEC Staff Alert, Annual Report Reminders, dated March 4, 2005 for additional guidance.

Consolidated Financial Statements

Note 2 – Principal Accounting Policies, page F-8

12. You disclose on page 26 that gaming machines can be installed in casinos on a trial basis, and only after a successful trial period are the gaming machines purchased by the casinos. To the extent that you have a significant number of gaming machines installed in casinos on a trial basis during the periods presented in your filing, please revise your future filings to more clearly explain your accounting policies for gaming machines installed on a trial basis. Your revised disclosures should address the number of gaming machines installed on a trial basis as of each period presented, the book value of these machines, the average length of a casino trial period, and quantify the extent to which you earn any revenues and/or incur any progressive jackpot expenses while machines are installed on a trial basis. Please show us in your supplemental response what your revisions to future filings will look like.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

13. Please show us how you will revise your future filings to better explain the relationship changes in your bad debt expense and notes receivable for customers on extended payment plans. For example, we note that during the quarter ended September 30, 2009, your short-term and long-term notes receivable balances

increased by approximately $14 million in total, however, your bad debt expense decreased to $600,000 for the quarter ended September 30, 2009 compared to the prior year's quarter. Please revise your future filings to better explain how you determined it was appropriate to record less bad debt expense despite an increase in your long-term notes receivable balances.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED OCTOBER 27, 2009

Executive Compensation, page 21

Compensation Discussion and Analysis, page 21

14. It appears from your disclosures that you benchmark your compensation (for example, in the first paragraph on top of page 23 you state that your "executives' compensation was appropriate relative to compensation provided by comparable companies…" or in the last paragraph on page 24 you disclose that you benchmarked the positions of Messrs. Edidin, Pacey and Lochiatto). In future filings disclose the information required by Item 402(b)(2)(xiv) of Regulation S-K. In addition, please ensure to discuss where actual payments fall within targeted parameters and, to the extent actual compensation was outside a targeted percentile range, your disclosure should discuss why. Please show us in your supplemental response what the revisions will look like.

Salary, page 23

15. You disclose that starting in fiscal year 2009 the compensation committee's policy of determining salary increases changed into a discretionary, individual performance-based evaluation. Please note that to the extent that the compensation committee's decisions regarding the salary increases for each named executive officer were based upon a subjective evaluation, in accordance with Item 402(b)(2)(vii) of Regulation S-K, in future filings please ensure to disclose each named executive officer's personal objectives by also identifying the specific contributions made by each named executive officer and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. Please show us in your supplemental response what your revisions will look like.

Cash Bonus, page 24

16. In accordance with Instruction 5 of Item 402(b) of Regulation S-K, in future filings please identify how earnings per share as a performance target is calculated from your audited financial statements, including any adjustments made.

17. In future filings please disclose the actual level of achievement for each performance goal and how the ultimate level of the bonus award was determined. Please see Item 402(b)(1)(v) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

18. We note your disclosure starting in the middle of page 26 about the changes adopted by the board with respect to fiscal year 2010 cash bonuses. In accordance with Instruction 2 of Item 402(b) of Regulation S-K, please tell us, and in future filings include a comprehensive discussion of the factors considered by the compensation committee in effecting such change.

Equity Compensation, page 26

19. We note your disclosure in the first paragraph on page 28 stating that in awarding the fiscal year 2009 equity awards the board took into account, among other things, "the same factors used to establish [the] cash bonuses". Considering that the cash bonuses are derived from a bonus pool accrued over the fiscal year based on the company's actual financial performance as compared to the company's budget, and that the bonuses to each named executive are calculated solely on meeting or exceeding certain financial targets, it is unclear how the factors used by the compensation committee in determining the cash bonuses are used for purposes of determining the amount of equity compensation. In your future filings please provide for each named executive officer a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts. Please show us in your supplemental response what the revisions will look like. Please also comply with this comment with respect to the determination of Executive Succession Grants discussed on page 28.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned, at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant